 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated February 26, 2024, announcing that the Company has concluded an order for two bitumen tankers.

The information contained in Exhibit 99.1, except for the commentary of Alexander Saverys, of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: February 26, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Monday 26 February 2024 – 08:00 a.m. CET _______________________________________

EURONAV ANNOUNCES ORDER FOR 2 DUAL-FUEL BITUMEN TANKERS UNDER LONG-TERM CHARTER DEAL

ANTWERP, Belgium, 26 February 2024 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) is pleased to announce that it has concluded an order for two bitumen tankers with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co. (Yangzhou, China).  The vessels are expected to be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard.
The vessels will have dual-fuel green methanol engines that are ready to be retrofitted for future operation on ammonia. Worldwide there are 230 bitumen tankers with an average age of 15 years. The ordered vessels’ deadweight will be 17,000 tons, which is twice the 8,000 ton average of the existing fleet.
Bitumen tankers are tankers that mainly carry asphalt at a temperature of 250 degrees.
Euronav & CMB.TECH are committed to become the reference in sustainable shipping by focusing on diversification, optimisation & decarbonisation.
The group also announced two time charter contracts with Valero in December 2023. Earlier this year, CMB.TECH & Euronav announced the construction of the world's first ammonia-fuelled container ship in partnership with NCL and Yara. With the addition of the charters for the two new bitumen tanker charters, the total contract backlog of Euronav amounts to 1,975 million USD.
Alexander Saverys, CEO Euronav: "With the new orders for two state-of-the-art and green newbuilding bitumen tankers, we continue to execute our strategy of diversification and decarbonisation of our fleet. In recent months, we have secured a total of 55 years of time charter cover thanks to the great support of top-class companies. This proves that our customers are ready to partner up with Euronav and CMB.TECH to develop future-proof solutions for the shipping industry. We will continue to develop innovative low carbon solutions for our customers and will accelerate our investments in the maritime energy transition. Decarbonise today, navigate tomorrow!”
Contact:
Communications Coordinator – Enya Derkinderen Tel: +32 476646359 Email: communications@euronav.com

Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470 Email: katrien.hennin@cmb.be

Announcement final year results – 28 March 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping company within the group.

PRESS RELEASE Monday 26 February 2024 – 08:00 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.